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       CISCO COMPLETES ACQUISITION OF SKYSTONE, ARDENT AND GLOBAL INTERNET
                                 SOFTWARE GROUP

      SAN JOSE, Calif. -- July 28, 1997 -- Cisco Systems, Inc. today announced it has completed the acquisitions of Skystone Systems Corp., Ardent Communications Corp. and Global Internet Software Group.

      On June 9, Cisco Systems, Inc. announced a definitive agreement to acquire privately-held Skystone Systems Corp. of Ottawa, Ontario, Canada. Skystone is an innovator of moving Internet Protocol(IP) traffic over high-speed Synchronous Optical Networking/Synchronous Digital Hierarchy (SONET/SDH) technology. Under the terms of the acquisition, approximately 1 million shares of Cisco common stock worth nearly $66.5 million (based upon Cisco's June 9 closing price of $66.50) and $22.6 million cash were exchanged for all outstanding shares, warrants and options of Skystone. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of between 8 and 13 cents per share in the fourth fiscal quarter of 1997.

      On June 24, 1997, Cisco Systems, Inc. announced a definitive agreement to acquire privately-held Ardent Communications Corp. Previously, Cisco and Sequoia Capital held minority equity stakes in Ardent. San Jose-based Ardent is a pioneer in designing combined communications support for compressed voice, LAN, data and video traffic across public and private Frame Relay and ATM networks. Under the terms of the acquisition agreement, shares of Cisco common stock worth approximately $156 million were exchanged for the outstanding shares and options of Ardent. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of 23 cents per share in the fourth fiscal quarter of 1997.


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      On June 24, Cisco Systems, Inc. announced a definitive agreement to acquire Global Internet Software Group, a wholly-owned subsidiary of Global Internet.Com Inc. based in Palo Alto, CA. Cisco also took an undisclosed minority equity interest in Global Internet.Com. Global Internet Software is a pioneer in the Windows NT network security marketplace. Under the terms of this acquisition, approximately $40.25 million cash was exchanged for all outstanding shares of Global Internet Software. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of between 2 and 3 cents per share in the fourth fiscal quarter of 1997.

                                  CISCO SYSTEMS

      CISCO SYSTEMS, INC. (NASDAQ:CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

                                      # # #

      Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and certain other countries. Microsoft is a registered trademark and Windows NT is a trademark of Microsoft Corporation. All other trademarks mentioned in this document are the property of their respective owners.

      This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing risks, risks associated with the Internet infrastructure, volatility of stock price, financial risk management and future growth subject to risks.


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